Exhibit 99.1
Qiao Xing Universal Telephone, Inc. Reports 2008 Third Quarter Financial Results
     HUIZHOU, Guangdong, China, Nov. 27 /PRNewswire-Asia-FirstCall/ — Qiao Xing Universal Telephone, Inc. (Nasdaq: XING) today announces its un-audited third quarter financial results for the three months ended September 30, 2008.
     Highlights for the Third Quarter of 2008
     Compared to the same period in last year, net sales decreased 31.5% to RMB 716.2 million (USD 102.5 million). However, gross profit increased 35.3% to the amount of RMB 333.3 million (USD 47.7 million), due to the dramatic decrease of cost of sales. Cost of sales decreased to RMB 382.9 million (USD 54.8 million), representing a decrease of 52.1%.
     Gross margin increased from 23.6% in the third quarter of 2007 to 46.5% for the same period of this year.
     Net operating income was RMB 234.8 million (USD 33.6 million) in the third quarter of 2008, represents an increase of 29.7% from RMB 181.0 million in the third quarter of 2007.
     Net income in the third quarter of 2008 was RMB 17.4 million (USD 2.5 million), compared to net loss of RMB 9.6 million in the third quarter of 2007.
     Basic earnings per share of common stock for the third quarter of 2008 was RMB 0.49 (USD 0.07), compared to basic loss per share at amount of RMB 0.33 in the same period of 2007.
     Commenting on the results, Mr. Wu Rui Lin, Chairman of XING, said, “We are satisfied with our results for the third quarter of 2008. The increase of gross profit and net income demonstrated the success of our high-end luxury brand strategy.”
     Financial Review of Operations for the Third Quarter of 2008
     Compared to the third quarter of 2007, XING’s net sales decreased 31.5% to RMB 716.2 million (USD 102.5 million) for the same period this year. The decrease was mainly attributable to the recession of macro-economic environment.
     Compared to the third quarter of 2007, gross profit of the Company increased 35.3% to reach RMB 333.3 million (USD 47.7 million) for the same period of this year. Gross margin increased from 23.6% of revenues for the third quarter of 2007 to 46.5% for the same period this year. The increase in gross profit and the improvement in gross margin were attributable to the successful strategic shift to new high-end luxury VEVA brand in Qiao Xing Mobile Communication Co., Ltd (“QXM”), a main subsidiary of XING.
     Total operating expenses were RMB 98.4 million (USD 14.1 million) in the third quarter of 2008, which represented an increase of 51.0% from RMB 65.2 million in the third quarter of 2007. The significant increase in operating expenses in the third quarter of 2008 was mainly due to the airtime costs incurred on the sales of handset products through the infomercial arrangement in QXM. QXM sells parts of handsets to infomercial companies under a TV infomercial sales arrangement. Airtime costs incurred in QXM were RMB 52.8 million in the third quarter of 2008, compares to RMB 1.9 million in the third quarter of 2007.

     Net non-operating losses were RMB 107.5 million (USD 15.4 million) in the third quarter of 2008, represented an increase of 3.9% from RMB 103.4 million in the third quarter of 2007. The details of the non-operating income (losses) are listed in the following table:
     Non-operating income (expenses) for the three months ended Sep 30, 2008

	RMB’000	US$’000
Non-operating income (expenses):
Interest income	6,569	941
Exchange gain (loss), net	(8,933)	(1,279)
Interest expense	(143,925)	(20,608)
Gain (loss) on remeasurement of embedded financial derivative	48,835	6,992
Gain (loss) on disposal of equity interests in subsidiary	281	40
Gain (loss) on extinguishment of convertible debts	(10,634)	(1,523)
Other income, net	330	47
Total net non-operating income (loss)	(107,478)	(15,389)
     Interest expenses were RMB 143.9 million (USD 20.6 million) in the third quarter of 2008. Among these interest expenses, non-cash interest expenses represents RMB 110.1 million (USD 15.8 million), including accretion of convertible note discount at amount of RMB 107.4 million (USD 15.4 million) and amortization of deferred debt issuance cost at amount of RMB 2.7 million (USD 0.4 million). Total interest expenses paid in cash amounted to RMB 33.9 million (USD 4.8 million).
     About Qiao Xing Universal Telephone, Inc.
     Qiao Xing Universal Telephone, Inc. is one of China’s largest manufacturers and distributor of telecommunications products in China. QXUT’s product portfolio includes telecommunications terminals and related products, including fixed wireless phones, VoIP telephones, mobile handsets, PDAs and consumer electronic products, including MP3 players, cash registers and set- top-box products. The Company primarily conducts its business through its operating subsidiaries CEC Telecom Co., Ltd (CECT), and Huizhou Qiao Xing Communication Industry Co., Ltd (HZQXCI), a company engaged in R&D and distribution of indoor telephone sets and economy mobile phones under the COSUN brand. The Company Group has built a strong distribution network comprised of more than 5,000 retail stores throughout China and has established partnerships with major retailers in Europe, North America and Latin America, including Bellsouth and Wal-Mart. For more details, please visit http://www.cosun-xing.com .
     Safe Harbor Statement
     This announcement contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is /are likely to,” “may,” “plan,” “potential,” “will” or other similar expressions. Statements that are not historical facts, including statements about Qiao Xing Universal’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward- looking statement. Information regarding these factors is included in our filings with the Securities and Exchange Commission. Qiao Xing Universal does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of November 27, 2008, and Qiao Xing Universal undertakes no duty to update such information, except as required under applicable law.

Qiao Xing Universal Telephone Inc. and its Subsidiaries
Condensed Consolidated Profit and Loss Account
For Three Months Ended 30 September

	2007	2008
	RMB’000	RMB’000	US$’000
Net sales	1,044,987	716,194	102,548
Cost of goods sold	(798,741)	(382,932)	(54,830)
Gross profit	246,246	333,262	47,718
Total operating expenses	(65,203)	(98,437)	(14,095)
Income from operation	181,043	234,825	33,623
Net non-operating income (loss)	(103,403)	(107,478)	(15,389)
Income before income tax	77,640	127,347	18,234
Provision for income tax	(28,732)	(60,241)	(8,626)
Income before minority interests	48,908	67,107	9,609
Minority interest	(58,545)	(49,730)	(7,121)
Net income (loss) before extraordinary items	(9,637)	17,376	2,488
Extraordinary items:		—	—
Net income (loss)	(9,637)	17,376	2,488
To participatory convertible notes		(2,281)	(327)
To common stock		15,095	2,161
Basic earnings (loss) per common share:
Before extraordinary gain	(0.33)	0.49	0.07
Extraordinary gain
After extraordinary gain	(0.33)	0.49	0.07
Weighted average number of shares outstanding
Basic	29,649,000	30,948,836	30,948,836

Qiao Xing Universal Telephone Inc. and its Subsidiaries
Condensed Consolidated Balance Sheet

	December 31,	September 30,
	2007	2008
	RMB’000	RMB’000	US$’000
Assets
Current Assets
Cash and cash equivalents	3,033,010	4,153,832	611,766
Restricted cash	197,951	182,163	26,828
Bills receivable	115,261	71,426	10,519
Accounts receivable, net	941,518	487,716	71,830
Inventories	304,024	235,386	34,667
Prepaid expenses	273,881	533,422	78,561
Other current assets	1,111,408	630,933	92,922
Due from related parties	27	25	4
Deferred income taxes	13,350	7,695	1,133
Deferred debt issuance costs, net	14,579	—	—
Total Current Assets	6,005,009	6,302,597	928,231
Non-Current Assets
Property, machinery and equipment, net	192,601	196,202	28,896
Land use rights	36,106	35,505	5,229
Other non-current assets		—	—
Investment at cost	7,803	7,802	1,149
Goodwill	76,594	82,059	12,085
Other acquired intangible assets, net	60,728	50,191	7,392
Deferred debt issuance costs		39,644	5,839
Total Non-Current Assets	373,832	411,403	60,590
Total Assets	6,378,841	6,714,000	988,822
Liabilities, Minority Interests And Shareholders’ Equity
Current Liabilities
Short term bank borrowings	1,471,454	1,456,989	214,582
Accounts payable	180,573	177,618	26,159
Other payables	42,009	10,715	1,578
Accrued liabilities	104,984	84,168	12,396
Deposits received	4,539	3,236	477
Finance lease obligations-current obligations			—
Deferred revenues	26,402	20,184	2,973
Due to related parties	608	193,573	28,509
Taxation payable	73,301	121,553	17,902
Convertible notes	135,667	176,537	26,000
Embedded derivatives liabilities	19,004	124,278	18,303
Total Current Liabilities	2,058,541	2,368,852	348,879
Long-Term Liabilities
Shareholders loans	7,194	6,697	986
Convertible notes	189,660	174,013	25,628

Deferred tax liabilities	5,561	4,320	636
Total Non-Current Liabilities	202,415	185,030	27,251
Total Liabilities	2,260,956	2,553,882	376,129

Minority Interest	1,095,917	1,003,020	147,722
Shareholders’ Equity
Common stock, par value RMB0.008 (equivalent of US$0.001); authorised 50,000,000 shares; outstanding and fully paid - 30,948,836 shares as of December 31, 2007 and September 30, 2008	251	251	34
Additional paid-in capital	1,737,541	1,864,984	274,670
Cumulative translation adjustments	(41,808)	(81,687)	1,679
Retained earnings (deficits)	1,325,984	1,373,550	188,587
Total Shareholders’ Equity	3,021,968	3,157,099	464,970
Total Liabilities & Shareholders’ Equity	6,378,841	6,714,000	988,822

     The accompanying unaudited condensed consolidated financial statements do not fully comply with U.S. GAAP due to the omission of certain required disclosures.
          For more information, please contact:
Rick Xiao
Qiao Xing Universal Telephone, Inc.
Tel:    +86-752-282-0268
Email: rick@qiaoxing.com
SOURCE: Qiao Xing Universal Telephone, Inc.